
Solution
Imagine everyone with a team of expert advisors—Anytime. Anywhere.
Clients access digital twins and then seamlessly meet live with expert advisors.
LeaderJam generates leads for experts.
LeaderJam addresses the #1 challenge of growing expert practices by reducing lead generation costs 67% while increasing paid client conversion rates by 250%!
How it Works
Coach Builds AI Avatar
Want to quickly refer to coach's input or feedback?

High Quality Expert Coaches From

Forbes | Councils · International Coaching Federation · EMCC European Mentoring & Coaching Council · Association for Coaching · Center for Creative Leadership

INVEST IN LEADERJAM

Imagine Everyone with a Trusted Team of Advisors and Digital Twins in a $1.6B Market

leaderjam.com Cambridge, MA Technology B2B SaaS AI

Highlights

1. Founders Have Built and Sold Companies to Starbucks, Korn Ferry, IBM
2. $1.6 Billion Market Opportunity
3. Partnered with Leading Global Distributor, Driving Innovation, Sales, and Expanding Reach Worldwide
4. 1200 Pilots
5. 4/5 Star Reviews and Appsumo Select Company
6. Early-Stage Revenues at Promotional Pricing
7. Founder Funded--$1.2 M to Date

Featured Investor

B

Brahma Tangella
Syndicate Lead

Follow

Invested $55,000 ⓘ

“Great team, great product and great market opportunity. LeaderJam has created an innovative hybrid model that combines digital twins with live coaching, providing a new approach to helping individuals develop and thrive. There is an amazing market opportunity for people to connect with best of breed coaches globally at their fingertips as a personal board of advisors to continue to develop themselves. Proven team that has sold companies that they have built ground up to Starbucks and Korn Ferry.”

Our Team



Kevin Sheehan CEO and Founder

Founder Hear Music a segment-leading company, sold to Starbucks. "Entrepreneur of the Year" at Harvard Business School. Founder Hope Collaborative, outstanding leadership development programs for kids in need. Authored leading leadership book.



Jerry Cogliano Chief Operating Officer

CEO Kinder Inst., expanded coaching for 1000’s of financial advisors. COO Genesis Advisers, drove 3x sales growth & product expansion. EVP Forum, led doubling in size leading to Korn Ferry acquisition. Suffolk Univ. Alumni Board, 6-years & MBA graduate.



Ravi Teja Dandu Vice President of Engineering

Founding technology lead Fanduniya, an AI company acquired by Dream Sports. Extensive experience developing Edtech, AI, and scalable infrastructure. Technical lead in segment-leading software companies. Built LeaderJam AI enterprise platform solution.

Imagine everyone with a trusted team of expert advisors and digital twins. Anytime, anywhere--in a $1.6B market.

We started LeaderJam because we know how powerful it is for people to have expert advisors and mentors help guide them in their life and careers.

Coaching and expert support are keys to success, whether for individuals seeking personal growth or organizations striving for excellence. Think about how a coach or mentor has helped you reframe challenges, turning obstacles into opportunities. But traditional coaching can be costly, time-consuming, and full of friction.

LeaderJam is changing the game by providing a solution that offers 24/7 access to **Digital Twins** —AI-powered avatars that represent real, human expert advisors. Imagine having a trusted team of expert advisors available anytime, anywhere, to help you tackle challenges and seize opportunities.

For participants, LeaderJam allows you to create a personalized team of expert avatars, each one connected to a real coach. With our dynamic, easy-to-use interface (similar to Slack), you engage with **Digital Twins** on demand, getting top-tier guidance when you need it most, **and instantly transition to live sessions with your expert coach.** This seamless experience enables you to stay focused on growth and achieving your goals, without the barriers of traditional coaching.

For expert advisors, LeaderJam offers a scalable platform for reaching new clients and generating leads. Expert advisors can build a global network of engaged participants through their customized **Digital Twins**, creating a constant flow of warm leads. Our platform allows experts to offer **live** personalized coaching, courses, training, and virtual events, turning their expertise into a global business.

LeaderJam provides an integrated solution for building thriving online knowledge businesses, whether you're an individual coach or a large enterprise. With our platform, experts sell courses, host virtual conferences, lead workshops, and offer one-on-one coaching—all while expanding their reach and revenue streams.

This is a game-changing platform for both participants and experts, providing accessible, scalable, and high-impact expert coaching services that help people and organizations grow.

The Future is Now with LeaderJam

We are creating a global network of Digital Twins who transition to real coaches supporting everyone using the platform to thrive in all areas.

LeaderJam empowers users with a cutting-edge network of AI-powered Digital Twins, each designed to provide expert guidance tailored to your unique needs. These digital avatars represent real human experts who can go live at any time, offering personalized advice across various areas. Users can seamleassly transition from interacting with these AI Digital Twins to engaging with the actual experts behind them. It's a revolutionary approach to expert coaching and mentorship, enabling individuals and organizations to access world-class expertise, anytime, anywhere.


Turn Yourself or Any Public Expert
Into an AI Avatar Chatbot With Specific Knowledge
Turn Yourself or an Expert
Into an AI Digital Avatar Chatbot


Create Coach
Coach
Profile
Content Source
Emily Harper
Select Coach

Tackle Challenges with Your Trusted Board of Expert Advisors--Anywhere, Anytime

Access a tailored team of expert coaches 24/7.

LeaderJam revolutionizes access to expert advice and coaching with a tailored team of advisors available 24/7. Leveraging AI-powered Digital Twins linked to real human beings and their expertise, it ensures personalized support to tackle challenges and unlock opportunities at any time. This innovative solution removes traditional barriers, offering seamless guidance for personal and professional growth.


Michael Harris
Team Building Coach
Select Coach
Christopher Blake
Business Innovation Coach
Select Coach
Emily Harper
Life Coach
Select Coach
Johnathan Mitchell
Sales, Business Coach
Select Coach
Ahmed Johnson
Business Development
Select Coach
David Parker
Team Performance Coach
Select Coach

Clients Get a Team of Expert Coaches, Expert Coaches Get a Pipeline of Clients

- Clients create a personalized team of **Digital Twins** with 24/7 access to coaches behind each avatar. Engage with your avatars representing real coaches for top-tier guidance. The platform's dynamic, multi-conversation interface, like Twitter, makes interaction seamless.
- Expert coaches engage in a scalable lead-generation platform for providing coaching services with a global network of **Digital Twins** that engage potential customers and deliver warm leads. Customize your individual Digital Twin to provide seamless 24/7 access for clients.

LeaderJam bridges the gap between clients and coaches by offering a transformative platform. Clients can assemble their personalized team of AI-powered Digital Twins, each representing a real expert, with 24/7 accessibility. These Digital Twins provide tailored guidance and seamlessly connect clients to live coaching sessions when needed. For coaches, LeaderJam provides a scalable lead-generation platform to engage potential clients globally. Coaches can create customized Digital Twins to maintain constant availability, generate warm leads, and expand their reach.


Get Started with Your
On-Demand Expert Today
Radhika M, Expert Coach
TATA, Mahendra, Jio
Program Benefits
Live Coaching and Master Class Sessions
Access to Coach Learning Content
24/7 Learning Circle Chats
Cancel At Any Time
Next
India
Get Started with Your Monthly Plan
LEADERJAM
50% More Efficient
Live On Demand Coaching and Classes
Expansive Learning Tools and Approaches
Expand with Great Team of Experts
Sales Performance
Next

First, Expert Coaches Automate a Digital Twin

Expert coaches begin by automating a Digital Twin, transforming their expertise into an AI-powered digital avatar. This process involves customizing the bot with specific knowledge, creating a profile, and selecting content sources. These Digital Twins provide on-demand advice and support, serving as 24/7 extensions of the coach's capabilities. By automating routine interactions, coaches can efficiently scale their reach while maintaining personalized engagement with clients.


Turn Yourself or Any Public Expert
Into an AI Avatar Chatbot With Specific Knowledge
Turn Yourself or an Expert
Into an AI Digital Avatar Chatbot

Expert Coaches and Clients Seamlessly Go Live

LeaderJam facilitates seamless transitions from AI-driven interactions to live coaching sessions, workshops, and courses. Clients can connect instantly with their chosen coaches for real-time guidance and transformative experiences. The platform ensures smooth scheduling and accessibility, enabling participants to take immediate action towards their growth and goals. This feature bridges AI automation with personal human touch, enriching the overall coaching journey.


+ Connect Now
JG
You Qualify For
a Free Live Consultation.
Click connect now to get redirected
to the calendar availability
Connect now
Cancel

A Unique Hybrid Experience Platform that Combines AI Digital Twins and Live Engagement

LeaderJam combines cutting-edge AI-powered Digital Twins with live engagement to create a unique hybrid platform for lifelong learning. This unparalleled suite of services empowers coaches and trainers to build elite training and coaching businesses. With AI-driven personalization and live interaction, experts can turn their knowledge into revenue streams while delivering impactful learning solutions to clients globally.


LEADERJAM
THE PREMIER LIFELONG LEARNING PLATFORM
An Unparalleled Suite of Services to
Build Your Elite Training and Coaching Business
Build a trusted team of expert advisors. Deliver personalized learning solutions with AI.

Traction and Customers

LeaderJam has gained substantial traction and customer validation. We were selected as an AppSumo "Select Company" and reached $200,000 in annualized revenue during the AppSumo launch. With a stellar 4/5 star rating and over 1,200 successful pilots, the platform has achieved early-stage revenues at promotional pricing. Recognized as a global innovator by clients and reviewers, LeaderJam is making waves in the learning and development space. Additionally, the company has been part of the Burns Levinson "Innovation Start-Up" program, cementing its position as a leader in innovation.

- Chosen as an Appsumo “Select Company”
- Partnered with Leading Global Distributor, Driving Innovation, Sales, and Expanding Reach WorldwideAchieved 4/5 star reviews
- 1200 successful pilots
- Achieved early-stage revenues at promotional pricing
- Leading global innovator in the space by clients and reviewers
- Burns Levinson “Innovation Start Up” Program




Outstanding, comprehensive, highly-functional practice and growth management tool. It seems to do all the things, and then some.
Jul 12, 2024
DragonBoy
Purchased from: AppSumo.com


Great Coaching Platform!
I'm a leadership coach, and LeaderJam makes connecting with my clients seamless and efficient. From Zoom to transacting business, it's a snap. Give it a try. You'll be happy you did!
Jul 26, 2024
tom662
Purchased from: AppSumo.com

Growth and Value Projection

LeaderJam has demonstrated impressive growth with over 1,200 new pilots launched and a prospect list now exceeding 55,000 potential clients. The platform consistently attracts 200 new clients each month, contributing to its current enterprise valuation of $8M. LeaderJam projects achieving a value of $20M to $25M within the next 2-3 years. This growth trajectory, supported by key milestones and future targets, underscores the platform's scalability and market impact.


Company Value
25
20
15
10
5
0
$1M
$2.5M
$5M
$8M
$12M
$18M
$25M
Mile Stones
Achieved
Future Targets
Targets

LeaderJam's growth chart reflects a current conservative valuation of $8M, with a projected future value of $25M supported by a planned $1M capital raise. Our forecasts conservatively project adding 1,000 expert coaches annually, each subscribing to the platform, alongside 2,000 client participants per year accessing these coaches and their digital twins through usage-based monthly subscriptions. This steady expansion and revenue growth are expected to drive LeaderJam to achieve a $25M valuation. (Future projections are not guaranteed)

The Demand for Digital Twins

The bot services market is experiencing explosive growth, projected to reach $6.7 billion by 2027 with a CAGR of 33.2%. LeaderJam is strategically positioned to tap into this expanding market by offering AI-powered solutions tailored for high-demand areas. These include Business Coaching, Leadership Coaching, Health and Wellness Coaching, and Physical Development Coaching, ensuring we cater to a broad spectrum of needs while capitalizing on market trends.

The global bot services market size was valued USD 1.6 billion in 2022 and is projected to reach USD 6.7 billion by 2027, at a CAGR of 33.2% during the forecast period.



MarketsandMarkets
https://www.marketsandmarkets.com

Bot Services Market Size, Industry Share Forecast

About featured snippets • Feedback

Top 5 Reasons to Invest in LeaderJam

Here are five top reasons to invest with us. We address the most pressing challenge for clients by simplifying lead generation, leverage exponential market growth opportunities, and integrate scalable AI technology for superior client engagement. The platform's proven traction underscores its reliability and success. Backed by a strong leadership team, LeaderJam offers a solid foundation for sustained innovation and growth in the rapidly expanding coaching and training industry.


• Solution to #1 Challenge–Lead Gen for Experts
• Exponential Market Growth
• Scalable AI Technology for Lead Generation
• Proven Traction and Recurring Revenue Model
• Strong Leadership Team

Welcome to LeaderJam, Help Us Build a Global Expert Advisor Network for Everyone

LeaderJam is creating a global network of Expert Digital Twins designed to generate warm leads for coaches and mentors. This innovative platform allows users to build their own personalized Board of Advisors of Digital Twins, providing instant access to live experts when deep expertise is needed. LeaderJam offers a seamless, Slack-like multi-conversation framework to revolutionize how individuals and organizations connect with expertise and grow. Please join us, and let's create the future together with more and more people able to thrive!


"We are building a global network of Expert Avatars that engage with potential customers to create warm leads for our experts. Users build a personal Board of Directors of avatars, and access the live expert when they need to hire deep expertise. It operates 24/7 in a Twitter-like multi-conversation framework."
Kevin Sheehan
Founder & CEO
Kevin Sheehan
IdeaJam Avatar

Downloads

11 Slide Summary (With Cover) LeaderJam Investor Document, Jan 2025.pdf